

December 9, 2010

Via U.S. Mail

Brent Donaldson
Series D of Tender Investors, LLC
c/o Tender Investors Manager, LLC
6114 La Salle Avenue, #345
Oakland, CA 94611

> **Re:** **AmREIT, Inc.**
> **Schedule TO-T**
> **Filed on November 30, 2010**
> **File No. 005-85104**

Dear Mr. Donaldson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   We note your statement that tendering security holders will retain the right to any dividends that are accrued and unpaid through the date the transfer of the shares purchased pursuant to the offer is registered in the stock transfer books of the company. Please advise us of the significance of the date of transfer of the shares on the stock transfer books of the company. Do you expect this date to be after the date on which you accept tendered securities? If so, how long after? Are there any specific requirements before the transfer can be effected?

Offer to Purchase

Letter to Shareholders

2.   Refer to the fourth bullet point on page iii. Please revise to explain what type of access to the securities you would have at a time before all conditions to the offer have been satisfied and payment has been made, and to highlight the risks to security holders in this regard. We note that all conditions, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to expiration of the offer and that you may not accept the tendered securities until the expiration of the offer.

Voting Power of Purchaser, page 14

3.   The meaning of the first sentence of this section is unclear. Please revise to clarify.

Certain Information Concerning the Purchaser…, page 15

4.   We note the financial statements you have provided for the Purchaser; however, the Purchaser appears to be only the nominal bidder, with the members being the real bidders upon whose behalf the filing has been made. Accordingly, please provide financial statements for the members of the Purchaser. If the offer is ultimately being funded by Mr. Donaldson and Mr. Brown, please provide your analysis as to whether those two individuals are bidders in the offer and provide information regarding their financial position. Refer to the factors discussed in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). To the extent that you add parties as filing persons, please be aware that you must include all of the disclosure required by Schedule TO as to those parties. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

5.   You have qualified the statements in the last paragraph on page 16 by knowledge. Please advise why these qualifications are necessary, or revise your disclosure as appropriate.

Source of Funds, page 17

6.   You state that the members may default on their binding commitments to fund the purchase of the shares. Please confirm your understanding that, given the lack of a financing condition in this offer, the Purchaser's obligation to purchase the shares is not contingent upon the actions of the members.

Conditions of the Offer, page 17

7.   You state in the first full paragraph on page 19 that, if an offer condition is triggered and the Purchaser decides not to assert the condition, the Purchaser will notify security holders about the waiver of the condition. Please revise to indicate that the Purchaser will notify security holders about the waiver promptly. See Rule 14d-4(d)(1).

Miscellaneous, page 20

8.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (415) 217-5910</u>
   Edward A. Deibert, Esq.
   Howard Rice Nemerovski Canady Falk & Rabkin